UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
As of December 31, 2017 and 2016 and for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants,
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Atlanta, GA
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Acuity Brands, Inc. 401(k) Plan, the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the “Plans”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2017 and as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plans’ management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plans’ auditor since 2012.
Atlanta, Georgia
June 29, 2018

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

As of December 31, 2017

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$316,579,745	$15,662,439	$18,103,564
Receivables:
Employer contributions	337,365	11,742	14,121
Participant contributions	925,120	41,635	22,017
Notes receivable from participants	3,491,519	1,281,480	393,914
Total Assets	321,333,749	16,997,296	18,533,616
Liabilities:
Accrued expenses	64,834	3,428	3,738
Net assets available for benefits	$321,268,915	$16,993,868	$18,529,878

Plan interest percentage in Acuity DC Trust	90.0%	4.8%	5.2%
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits
As of December 31, 2016

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$276,844,496	$14,389,218	$17,937,818
Receivables:
Employer contributions	245,566	—	—
Notes receivable from participants	2,858,544	1,010,548	462,701
Total Assets	279,948,606	15,399,766	18,400,519
Liabilities:
Accrued expenses	69,598	3,828	4,574
Net assets available for benefits	$279,879,008	$15,395,938	$18,395,945

Plan interest percentage in Acuity DC Trust	89.2%	4.9%	5.9%
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Additions to net assets attributed to:
Net investment gain from Acuity DC Trust	$38,648,956	$1,936,180	$1,770,029
Contributions:
Employer	6,256,412	298,341	292,479
Participant	17,608,916	1,060,099	459,454
Total additions	62,514,284	3,294,620	2,521,962
Deductions from net assets attributed to:
Benefit payments	20,798,062	1,603,414	2,316,897
Expenses	399,950	71,974	18,799
Total deductions	21,198,012	1,675,388	2,335,696
Net increase	41,316,272	1,619,232	186,266
Plan transfers in (out), net	73,635	(21,302)	(52,333)
Net assets available for benefits:
Beginning of year	279,879,008	15,395,938	18,395,945
End of year	$321,268,915	$16,993,868	$18,529,878
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

1.	Description of the Plans
General
The financial positions of the Acuity Brands, Inc. 401(k) Plan (the "ABI Plan"), the Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees (the "ABL Plan"), and the Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the "Holophane Plan") (collectively, the "Plans") are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the "Acuity DC Trust"). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, and union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries ("Acuity Brands" or the "Company"). Employees of certain unions who have elected not to participate in such Plans are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. At December 31, 2017 and 2016, forfeited nonvested accounts totaled $180,233 and $45,488, respectively. Employer contributions were reduced by forfeited nonvested accounts of $580,675 and $400,403 during the years ended December 31, 2017 and 2016, respectively. Plan expenses totaling $598 were paid using forfeited nonvested accounts during the year ended December 31, 2017.
In the event of the cessation of operation of a plant or the discontinuance of a component of the Company's business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Administration
Administration of the Plans is the responsibility of the Company's Investment Committee, members of which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. Certain administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2017. The Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Notes Receivable from Participants
Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Participants within the ABI and ABL Plans may have up to two outstanding general-purpose loans during a calendar year, and participants within the Holophane Plan may have outstanding one general-purpose loan and one residential loan issued for the purchase of a primary residence during a calendar year. The loan interest rate is set at one percent above the prime rate, as defined.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years, and residential loans must be repaid within ten years.
Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Plan Termination
Although the Company intends for the Plans to be permanent, the Plan agreements provide the Company the right to discontinue contributions or to terminate the Plans at any time subject to the provisions of ERISA.
In the event of a plan termination, participants shall be 100% vested in the balance of their accounts and their proportionate share of any future adjustments or forfeitures.
Parties-In-Interest Transactions
As of December 31, 2017 and 2016, the percentage of the Acuity DC Trust's net assets invested in the common stock of Acuity Brands, Inc. was 3.4% and 5.5%, respectively. As described in Note 2 Summary of Accounting Policies, the Plans paid certain expenses related to plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the ABI Plan and the ABL Plan vest in the Company's contributions to their accounts ratably over a five-year service period. Participants in the Holophane Plan vest in the Company's contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability, or retirement, participants may elect to receive either a lump sum amount equal to the value of the vested interest in their accounts, or annual installments over a ten year period. For termination of service for other reasons, participants may receive the value of the vested interest in their accounts as a lump sum distribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as the applicable portion of net earnings/losses generated by the investment fund(s) selected by the participant. Net earnings/losses for each investment fund consist of both realized and unrealized gross earnings/losses, which are adjusted to incorporate fund management expenses specific to each investment fund. Certain of the investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. Certain expenses of maintaining the Plans are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account. Participants are entitled to the benefits that can be provided from their vested accounts.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Contributions
The basis for determining participant and Company contributions is outlined in the following table:

Plan Name	Participant Contributions	Employer Contributions
Acuity Brands, Inc. 401(k) Plan	1% to 50% of compensation	Matching contribution of 60% up to 6% of participant compensation contributed. New hires are automatically enrolled at 3% contribution to the plan.
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation	Teamsters Local Union 673 - Midwest Regional Warehouse and IBEW Local 481 - Sunoptics employees have a matching contribution of 60% up to 6% of participant compensation contributed.
CMRJB - Des Plaines facility employees have a matching contribution of 50% up to 5% of participant compensation contributed.
IBEW Local 481 - Fishers facility employees have a matching contribution of 100% up to 3% of participant compensation contributed.

Non-union hourly employees have a matching contribution of 60% up to 6% of participant compensation contributed. All other employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation
USW Local Nos. 4, 105 and 525 - Participating employees hired prior to August 5, 2002 receive an employer matching contribution of 30% up to 6% of compensation contributed, plus an additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive an employer matching contribution of 60% up to 6% of compensation contributed.

Under all of the Plans, participants direct the investment of their contributions into various investment options offered by the Plans. Additionally, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective October 2013, an amendment was executed to allow elective Roth contributions in the Plans. Contributions are subject to certain IRS limitations.

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value, except for fully benefit-responsive investment contracts, which are recorded at contract value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 Acuity DC Trust and Note 5 Fair Value Measurements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net appreciation includes the Plans' gains and losses on investments bought and sold as well as held during the year.
The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts ("synthetic GICs") and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. The collective trust funds invest in high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, and government securities. The synthetic GICs have features that provide for variable interest crediting rates that are credited to the contract value of the contracts' underlying holdings. The investments in synthetic GICs are deemed to be fully benefit-responsive and are recorded at contract value.
Contract value represents contributions made under the contract plus earnings less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events that would cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payments
Benefit payments are recorded when paid.
Expenses
Investment related expenses are included within Net investment gain from Acuity DC Trust on the Statements of Changes in Net Assets Available for Benefits. Certain investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. Certain expenses of maintaining the Plans are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and certain administrative fees are charged directly to the participant's account and are included in administrative expenses.
Accounting Standards Yet to Be Adopted
In February 2017, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2017-06, Employee Benefit Plan Master Trust Reporting ("ASU 2017-06"). It is effective for fiscal years beginning after December 15, 2018. The amendments require reporting entities to report a plan's interest in a master trust and the change in the value of that interest as separate line items on the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively. Additionally, the master trust's investments and other assets and liabilities, as well as the dollar amount of its interest in these balances, must be disclosed. Lastly, investments measured at fair value must be disaggregated by general type of investment. The Company is currently evaluating the impact of the provisions of ASU 2017-06 and intends to implement the standard as required in fiscal 2019.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

3.     Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of the Company's participating employee benefit plans. Trust assets are allocated among participating plans by assigning to each plan certain transactions (primarily contributions and benefit payments that can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, as well as income and expenses resulting from the collective investment of the Trust assets. For the year ended December 31, 2017, total interest income, dividend income, and net appreciation in investments were $1,301,214, $12,997,563, and $28,056,388, respectively. The fair values of the net assets of the Acuity DC Trust as of December 31, 2017 and 2016 are presented below:

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

		Plans' Percentage Interest
	2017	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 070
Mutual Funds
Aberdeen Emerging Market	$1,172,546	93.5%	3.5%	3.0%
American Beacon Large Cap Value	15,635,708	90.6%	1.9%	7.5%
Invesco International Growth Fund	867,245	99.9%	0.1%	—%
JP Morgan Core Bond Fund	7,596,006	96.5%	1.5%	2.0%
Northern Small Cap Value	10,959,480	95.8%	2.3%	1.9%
T. Rowe Price Growth	18,680,418	93.4%	1.3%	5.3%
T. Rowe Price Mid Cap	28,159,032	90.5%	2.5%	7.0%
Templeton Institutional	8,230,917	95.0%	1.6%	3.4%
Vanguard 2015 Target Retirement	2,076,958	70.5%	26.9%	2.6%
Vanguard 2020 Target Retirement	8,272,220	79.3%	17.9%	2.8%
Vanguard 2025 Target Retirement	15,498,237	76.7%	19.4%	3.9%
Vanguard 2030 Target Retirement	16,614,047	83.7%	13.6%	2.7%
Vanguard 2035 Target Retirement	11,843,931	86.4%	13.0%	0.6%
Vanguard 2040 Target Retirement	9,613,639	93.2%	5.6%	1.2%
Vanguard 2045 Target Retirement	7,715,958	96.6%	3.4%	—%
Vanguard 2050 Target Retirement	6,420,287	98.6%	1.4%	—%
Vanguard 2055 Target Retirement	3,251,007	97.8%	1.4%	0.8%
Vanguard 2060 Target Retirement	371,083	98.0%	2.0%	—%
Vanguard 2065 Target Retirement	37	—%	100.0%	—%
Vanguard Target Income Retirement	671,843	56.2%	40.1%	3.7%
Vanguard Explorer Admiral	13,860,791	89.1%	2.1%	8.8%
Vanguard Extended Market Index	4,146,873	93.0%	2.4%	4.6%
Vanguard Institutional Index	44,072,982	92.7%	2.4%	4.9%
Vanguard Selected Value	12,344,966	96.4%	2.2%	1.4%
Vanguard Total International Stock	5,633,286	92.4%	3.3%	4.3%
Total Mutual Funds	253,709,497
Self-Directed Brokerage Accounts	33,676,492	98.0%	—%	2.0%
Common Stock
Acuity Brands Stock Fund	12,065,578	95.1%	2.2%	2.7%
Common/Collective Trust
State Street US Bond Fund	7,217,442	93.2%	4.0%	2.8%
Total Investments at fair value	306,669,009
Unallocated Cash	16,030
Accrued Investment Income	450
Adjustment for pending trades	1,649
Acuity DC Trust at fair value	306,687,138
Invesco Stable Value Fund at contract value	43,658,610	81.9%	3.1%	15.0%
Plan Interest in Acuity DC Trust	350,345,748
Accrued expenses	(72,000)
Net Assets	350,273,748
Employer contributions receivable	363,228
Employee contributions receivable	988,772
Notes receivable from participants	5,166,913
Net Assets of the Acuity DC Trust	$356,792,661

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

		Plans' Percentage Interest
	2016	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 070
Mutual Funds
Aberdeen Emerging Market	$875,530	92.8%	3.9%	3.3%
American Beacon Large Cap Value	13,826,026	90.9%	1.8%	7.3%
Invesco International Growth Fund	840,965	98.6%	1.4%	—%
JP Morgan Core Bond Fund	4,516,693	99.2%	0.7%	0.1%
Northern Small Cap Value	10,837,279	95.0%	2.5%	2.5%
T. Rowe Price Growth	14,274,056	92.8%	1.3%	5.9%
T. Rowe Price Mid Cap	23,551,307	91.1%	2.4%	6.5%
Templeton Institutional	7,006,271	95.0%	1.7%	3.3%
Vanguard Explorer Admiral	11,957,582	89.1%	2.4%	8.5%
Vanguard Extended Market Index	2,536,840	87.9%	2.6%	9.5%
Vanguard Institutional Index	38,870,619	92.7%	2.6%	4.7%
Vanguard Selected Value	10,247,934	95.9%	2.5%	1.6%
Vanguard Total International Stock	3,762,936	91.5%	3.3%	5.2%
Wells Fargo Target 2010	1,118,343	70.3%	26.2%	3.5%
Wells Fargo Target 2015	2,692,086	73.4%	24.8%	1.8%
Wells Fargo Target 2020	8,004,028	75.9%	17.8%	6.3%
Wells Fargo Target 2025	13,793,989	75.7%	20.7%	3.6%
Wells Fargo Target 2030	14,291,806	84.1%	13.3%	2.6%
Wells Fargo Target 2035	9,517,676	85.7%	13.6%	0.7%
Wells Fargo Target 2040	7,592,137	92.8%	6.0%	1.2%
Wells Fargo Target 2045	5,581,685	96.2%	3.8%	—%
Wells Fargo Target 2050	4,421,669	98.6%	1.4%	—%
Wells Fargo Target 2055	1,896,324	96.6%	2.9%	0.5%
Wells Fargo Target 2060	93,653	96.8%	3.0%	0.2%
Wells Fargo Target Today	210,298	21.4%	75.8%	2.8%
Total Mutual Funds	212,317,732
Self-Directed Brokerage Accounts	24,868,448	96.8%	—%	3.2%
Common Stock
Acuity Brands Stock Fund	17,361,835	95.4%	1.7%	2.9%
Common/Collective Trust
State Street US Bond Fund	9,061,384	93.9%	2.8%	3.3%
Total Investments at fair value	263,609,399
Unallocated Cash	782,807
Accrued Investment Income	313
Adjustment for pending trades	750
Acuity DC Trust at fair value	264,393,269
Invesco Stable Value Fund at contract value	44,778,263	80.8%	2.7%	16.5%
Plan Interest in Acuity DC Trust	309,171,532
Accrued expenses and other	(78,000)
Net Assets	309,093,532
Employer contributions receivable	245,566
Notes receivable from participants	4,331,793
Net Assets of the Acuity DC Trust	$313,670,891

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

4.	Stable Value Fund
The following are the contract values of the synthetic GICs in the Stable Acuity Fund:

Contract Issuer	2017 Contract Value	Contract Issuer	2016 Contract Value
Synthetic GICs:		Synthetic GICs:
Voya	$7,264,213	Voya	$7,577,586
Life Ins Company SW	7,579,089	Life Ins Company SW	7,895,074
Mass Mutual	5,601,404	Mass Mutual	5,819,206
Transamerica	7,007,102	Transamerica	7,309,999
Prudential Insurance	7,119,863	Prudential Insurance	7,449,566
Pacific Life Insurance	7,245,606	Pacific Life Insurance	7,523,646
Subtotal	41,817,277	Subtotal	43,575,077
Cash:		Cash:
Bank of America Merrill Lynch	1,841,333	Bank of America Merrill Lynch	1,203,186
Total	$43,658,610	Total	$44,778,263
5.     Fair Value Measurements
In accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"), the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1 (Quoted market prices in active markets for identical assets)
Mutual Funds - valued using the net asset value ("NAV") of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Self-Directed Brokerage Accounts - valued at the closing price reported by the fund or in the market where such investments are primarily traded.
Acuity Brands Stock Fund - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Common/Collective Trust
The common/collective trust held by the Acuity DC Trust is valued using the NAV provided by the trustee, which is based on the fair value of the underlying investments held by the fund less its liabilities. The trust's NAV is used as a practical expedient to estimate fair value since it is not probable that the fund will sell the investment for an amount different than the reported NAV. There are currently no redemption restrictions or unfunded commitments on these investments. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.
The following tables present information about the Acuity DC Trust's assets that are carried at fair value as of December 31, 2017 and 2016:

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

	Fair Value Measurements as of:
	December 31, 2017		December 31, 2016
	Total Fair Value	Level 1	Total Fair Value	Level 1
Mutual Funds	$253,709,497	$253,709,497	$212,317,732	$212,317,732
Self-Directed Brokerage Accounts	33,676,492	33,676,492	24,868,448	24,868,448
Acuity Brands Stock Fund	12,065,578	12,065,578	17,361,835	17,361,835
Common/Collective Trust	7,217,442	N/A	9,061,384	N/A
Total Investments at Fair Value	$306,669,009		$263,609,399

No transfers between the levels of the fair value hierarchy occurred during the current plan year. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.

6.	Income Tax Status

The ABI Plan, ABL Plan, and Holophane Plan obtained their latest determination letters on August 12, 2013, July 10, 2013, and May 29, 2014, respectively, in which the Internal Revenue Service ("IRS") stated these plans are qualified under Section 401(a) of the Internal Revenue Code ("IRC"). The Plans have been amended since requesting the latest determination letters, and the plan administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31 but were not paid until subsequent to December 31:

Plan No.	Plan Name	2017	2016
033	Acuity Brands, Inc. 401(k) Plan	$15,779	$782,807
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	251	—
These benefit payments represent a reconciling item between the financial statements and Form 5500. The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be material.

8.	Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2017

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	$—	$3,491,519
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 4.5% (various maturity dates)	—	1,281,480
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% - 9.25% (various maturity dates)	—	393,914
___________________________________________
*Represents a party-in-interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, LLP

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 29, 2018

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ Vernon J. Nagel
Name:	Vernon J. Nagel
Title:	Chairman, President and Chief Executive Officer